Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES ACCEPTANCE FOR PURCHASE OF U.S.$925 MILLION OF

9.50% NOTES DUE 2016 AND EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, AUGUST 19, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that holders of approximately U.S.$1.33 billion of the outstanding 9.50% Senior Secured Notes due 2016 (the “Notes”) issued by CEMEX Finance LLC tendered their Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on August 16, 2013 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer to purchase up to U.S.$925 million (the “Maximum Tender Amount”) of the outstanding Notes. The cash tender offer is being made pursuant to the offer to purchase dated August 5, 2013 and the related letter of transmittal.

The following table summarizes the early tender results as of the Early Tender Date and the principal amount of Notes that CEMEX has accepted for purchase, as well as the proration factor:

Title of Security	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Total Consideration	Principal Amount Tendered	Principal Amount Accepted	Proration Factor

9.50% Senior Secured Notes due 2016	12516UAA3 / US12516UAA34 U12763AA3 / USU12763AA37	U.S.$1,750,000,000	U.S.$1,075 per U.S.$1,000 Principal Amount	U.S.$1,329,378,000 Aggregate Principal Amount	U.S.$925,000,000 Aggregate Principal Amount	67.139%

Because Notes in excess of the Maximum Tender Amount have been validly tendered in the tender offer on or prior to the Early Tender Date, CEMEX has accepted U.S.$925 million of such tendered Notes for purchase and will pay holders thereof on a pro rata basis according to the pro ration procedures described in the offer to purchase. The early settlement date on which CEMEX will make payment for such Notes is expected to be August 19, 2013. Holders of Notes who tender after the Early Tender Date will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes have been accepted for purchase are entitled to receive U.S.$1,075 per U.S.$1,000 principal amount of Notes accepted for purchase, which includes an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of Notes accepted for purchase. Holders who validly tendered on or prior to the Early

Tender Date and whose Notes have been accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the early settlement date. The total cash payment to purchase the Notes will be approximately U.S.$1.01 billion. Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC acted as Dealer Managers for the tender offer. The Information Agent and Tender Agent for the tender offer was D.F. King & Co., Inc.

This release is neither an offer to purchase nor a solicitation of an offer to sell any securities, including the Notes. The tender offer is being made pursuant to the offer to purchase and the related letter of transmittal, copies of which were delivered to holders of the Notes, and which set forth the complete terms and conditions of the tender offer.

Neither the offer to purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the offer to purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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